Exhibit 99.2

STOCK TRADING POLICY

1.                   Objective

1.1.           To formalize a Stock Trading Policy for the stock issued by the companies METALÚRGICA GERDAU S.A. and GERDAU S.A. (jointly with the direct and indirect associated companies and subsidiaries, hereinafter the “Company”), in accordance with the laws and regulations governing securities trading.

2.                   Scope

2.1.           This policy is applicable to trading in the Company’s stock and other securities, including, but not limited to, ADRs, warrants, call options and other derivatives instruments by (i) the Company; (ii) its direct or indirect controlling shareholders, and its other shareholders that have access to Privileged Information; (iii) officers; (iv) directors and members of the audit board; (v) any bodies with technical or advisory functions created by the bylaws; (vi) persons that, due to their position or function in the Company, its parent company, its subsidiaries or its associated companies, receive Privileged Information; and (vii) third parties that, due to their commercial, contractual or professional relationship, have access to Privileged Information (the “Target Public”).

3.                   Definitions:

3.1.           This policy adopts the definitions stated in the Company’s Information Disclosure Policy, except for the terms that are defined otherwise in this document. Complementing said definitions, this Policy adopts the following definitions:

3.1.1.           Privileged Information: information of strategic value to the Company prior to its disclosure to the market or as determined by the applicable laws or regulations, including, but not limited to, Material Facts and Events that have not yet been published, proposals, non-disclosure agreements, studies, negotiations or any preliminary dealings involving a strategic business transaction that does not yet constitute a Material Fact or Events, as well as the quarterly and annual financial information prior to its disclosure to the Market.

3.1.2.           Investment Plan: is defined in item 4.5 of this Policy.

3.1.3.           Target Public: is defined in item 2 of this Policy.

4.                   Guidelines:

4.1.           Acceptance. The restrictions in this Policy are applicable independent of express adherence to the Target Public. However, the use of the Policy regarding its exceptions requires a formal and express acceptance of the terms and conditions herein, which will take effect upon the signing of the declaration of acceptance, a model of which is attached to this document (Appendix 1).

4.2.           Blackout Periods

4.2.1.         Regular Blackout Periods - Stock trading by the Target Public is prohibited during the period of fifteen (15) days prior to the disclosure of the quarterly information (ITR) and annual information (DFP) of the Company.

4.2.2.         Special Blackout Periods in cases of Material Facts or Events - Stock trading is prohibited prior to the disclosure of the Company’s Material Facts or Events, based on the term’s definition in the Information Disclosure Policy of the Company, the contents of which are known to the members of the Target Public.

4.2.3.         Special Blackout Periods in cases of other Privileged Information - Stock trading by the Target Public is prohibited whenever they have knowledge of the existence of plans for a (i) merger; (ii) total or partial spin-off; (iii) consolidation, conversion or reorganization involving the Company or its parent companies or subsidiaries. This prohibition will remain in effect until the disclosure to the market of the respective material fact or event.

4.2.4.         Duration of Blackout Period - Persons in the Target Public who have stepped down from management positions in the Company, but that, because of the positions they held, have privileged knowledge of the Material Fact or Event, are prohibited from stock trading. This blackout period shall last until (i) the disclosure of said material fact or event; (ii) the material fact or event becomes widely known in the market; or (iii) until a period of six (6) months from the termination of their positions has transpired, whichever occurs first.

4.2.5.         Trading during the stock buyback period of the Company - In accordance with Article 13, Paragraph 3, which is supported by Paragraph 7 of the same article of CVM Instruction 358, persons in the Target Public may not trade in stock issued by the Company only on the days on which buy or sell orders involving its stock are made

4.3.           Extension of the Prohibitions

4.3.1.         The prohibitions described in item 4.2 are also applicable to (i) the spouses or partners; (ii) descendants; and (iii) any dependent included on the annual income tax returns of the persons in the Target Public, as well as legal persons directly or indirectly controlled by said persons and their family members.

4.4.           Exceptions to the Prohibitions

4.4.1.         The prohibitions established above are not applicable in cases of the acquisition of stock held in treasury by the Company, through private trading, arising from the exercise of stock options under the stock option plan, as approved by a Meeting of its Shareholders.

4.4.2.         The prohibitions described in items 4.2.2., 4.2.3. and 4.2.5. are not applicable to trades conducted by the actual Company and by persons in the Target Public who formally declared their agreement with this policy and have their own Investment Plan or are part of a group Investment Plan approved in accordance with the terms and conditions of the following item.

4.4.3.         The acquisition of stock issued by the Company is permitted during the period described in item 4.2.1., by the Target Public: (i) if carried out in accordance with the Investment Plan approved by the Company, in accordance with the format of the following item, and provided that (ii) the Company has approved a schedule determining the specific dates for the disclosure of its ITR and DFP forms.

4.5.           Investment Plan

4.5.1.           The Investment Plan, which may be an individual or group plan, will establish:

4.5.1.1.     the binding and irrevocable commitment of its participants to invest pre-established amounts on the dates established therein;

4.5.1.2.     the impossibility of joining the plan if a Material Fact or Event not disclosed to the market is pending and during the period of fifteen days prior to the disclosure of the quarterly information (ITR) and annual information (DFP) forms;

4.5.1.3.     the continued existence of the pre-established purchase obligation, even after the termination of the period originally provided for by the participant’s adherence to the plan, in the case of an undisclosed Material Fact or Event and during the fifteen (15) days prior to the disclosure of the quarterly information (ITR) and annual information (DFP) forms; and

4.5.1.4.     the obligation of its participants to return to the Company any losses avoided or gains obtained from trades in the stock issued by the Company arising from any change in the disclosure dates of the quarterly information (ITR) and annual information (DFP) forms, ascertained using the reasonable criteria defined in the plan.

4.5.2.         The Investment Plan must be approved at minimum thirty (30) days prior to any trading in the stock of the Company and will be valid for at minimum twelve (12) months from the date of approval and filing.

4.5.3.         The Investment Plan must be approved in advance by the Investor Relations Officer and the Chief Legal Officer and must be filed at the headquarters of the Company. Any changes to the investment plan will only be accepted if approved in advance by the Investor Relations Officer and the Chief Legal Officer.

4.5.4.         The acquisition of stock arising from the exercise of options granted by the Company under scope of the stock option plan approved by meetings of the shareholders of the

Company will be considered included in the investment plan, regardless of its formalization in the Investment Plan.

4.5.5.         The termination of the Investment Plan is made on an individual basis and must be communicated formally by correspondence sent to the Investor Relations Officer. Immediately after the Investor Relations Officer receives the formal communication, the person terminating the agreement will lose all rights arising from the exceptions permitted by the Investment Plan.

4.6.           Termination of Status

4.6.1.         The termination of status as a member of the Target Public in connection with this Policy shall be automatic in the following cases, observing the periods described in item 4.2.4 of this Policy:

4.6.1.1.     the resignation or termination of the officer, director, audit board member and member of any body with technical or advisory functions created by the bylaws, for any reason or in any form, from their functions at the Company; and

4.6.1.2.     the death of the natural person or the dissolution of the legal person that had declared agreement with the policy.

4.6.2.         In the case of persons who are members of the Target Public because they have Privileged Information, they automatically cease to be bound by this Policy in the following situations:

4.6.2.1.     The disclosure of the Privileged Information to the market;

4.6.2.2.     The Investor Relations Officer announces that the project or transaction that is the subject of the Privileged Information has been discontinued.

4.6.3.         The termination of status as a member of the Target Public in connection with this policy may be requested by sending a formal communication to the Investor Relations Officers of the Company.

5.                   Responsibilities

5.1.           Investor Relations Officer

5.1.1.           The Investor Relations Officer is responsible for the general management and updating of this Policy.

6.                   Miscellaneous

6.1.           This policy observes, whenever applicable, the precepts of the Information Disclosure Policy of Metalúrgica Gerdau S.A. and Gerdau S.A., whose applicability is secondary to the interpretation and execution of this commitment.

6.2.           Any questions and clarifications concerning the interpretation or applicability of this policy should be addressed to the Investor Relations Officer, who must respond to them within fifteen (15) days of their receipt.

6.3.           Any cases of omissions in and exceptions and adjustments to the Risk Management Policy must be submitted for approval by the Process Owner of the Legal Macroprocess and validated by the Gerdau Executive Committee.

6.4.           This Policy was approved in a meeting of the Board of Directors of the Company held on May 2, 2012 and shall come into force immediately.

APPENDIX 1

Declaration of Acceptance of the Stock Trading Policy

I, (name and description), (position) at (company), declare that I agree with the terms and conditions of the Stock Trading Policy of (company), and I hereby declare my express acceptance of all conditions and determinations therein.

	(City), (date)

	(name)

	Witnesses

1.		2.
	(names)
Identity Document (RG):		Identity Document (RG):
Taxpayer Number (CPF):		Taxpayer Number (CPF):